UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2010

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K (including Exhibit 1) shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-163800), as such prospectus may be amended or supplemented from time to time.

Correction to Supplementary Table in 2010 Remuneration Report

Westpac Banking Corporation (“Westpac”) has detected an error in a table of supplementary information included in the 2010 Remuneration Report which forms part of Westpac’s 2010 Annual Report on Form 20-F (“Annual Report”).  The values of restricted shares in Table 6.4 “Movement in equity instruments during the year (value)” on page 66 of the Annual Report are incorrect. The correct table is attached hereto as Exhibit 1.

The remuneration disclosures in Table 6.1 of the Remuneration Report, and other information in the other remuneration tables in the Annual Report (Tables 4 and 6.3 of the Remuneration Report), are correct.

Exhibit No.	Description

1	Table 6.4 Movement in equity instruments during the year (value)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 29, 2010	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal